Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following are excerpts from a transcript of the Sprint Town Hall presentation on October 31, 2018:

Michel Combes (Chief Executive Officer):

And finally, finally we hosted our new good friends from T-Mobile. It was a great first meeting, I guess you will all agree with that, so thank you for giving them such a warm welcome. As we discussed much of the initial heavy lifting work to seek regulatory approval has now been done, and at the same times, we are starting to move towards integration and to work a little bit more on this integration planning phase. There is a lot of work to be done on both fronts and we will provide you with regular updates in the next coming weeks.

. . .

We are feeling pressure on gross adds from old and new competitors and it will continue in the next coming months because it’s obvious that in the context in which we are in potential merge our competitors will be more aggressive than ever in order to try to grab some of our customers. There’s also a bit of confusion from our customers due to the merger which has probably some impact on the traffic in our stores.

. . .

What this chart doesn’t show is that when you adjust for all the one-time costs we incurred for things such as the merger of course, which has an impact on our EBIT, our operating income would have been up year over year.

. . .

John Saw (Chief Technology Officer):

Now, pitch for the merger, if T-Mobile and Sprint gets together, only the combination is able to build the biggest 5G footprint in this country. T-Mobile and Sprint cannot do it on our own. T-Mobile has a lot of low band spectrum so they can get a lot of coverage, but they don’t have the capacity. Sprint has a lot of 2.5 spectrum that is you awesome for capacity but it doesn’t cover a lot of the rural areas. If you put the two together we can actually build a ubiquitous 5G nationwide network. AT&T and Verizon is using millimeter wave right now for 5G so they will not be able to do it. Even for the gazillions of dollars that they have. So they need to get more mid band spectrum. So that is why the merger will allow us to build an incredible network. But what we’re doing as a standalone is a stepping stone and is foundational for what we need to do as a merged company.

. . .

Michel Combes:

And the good news is that T-Mobile is also recognized as a great place to work. And as we work to integrate the two companies we will continue to focus on what is best for you, meaning all our employees of the company. What makes this movie special is all of you. It shows how much we have come together as a team to make Sprint a great place to work, so let’s play the video.

. . .

Speaking of T-Mobile, what a welcome we gave to the T-Mobile leaders. It was so cool everyone enjoying the festivities and showing them how great Sprint partners are and that was in the movie. But I am encouraged by the feedback you provided after hearing from John and Mike all together. Your responses to our survey showed that many of you are excited and feel good about this merger, and about the opportunities that it brings. And how together, we will create the best nationwide network. I know, I know that there is still some uncertainty, but we will keep you updated along the way and do our best to answer any type of question that you might have. But for now, of course we must focus on our priorities and achieving our goals for this year and keep battling as much as we can our new friends at T-Mobile. Right, so we are all in the fight together. Right? Good.

. . .

Many of you have also asked what your benefits will be if the merger goes through. So there also I am happy to report that we will select whichever benefits package is the best. So that’s at least...

[Applause]

I hope you have the answer that you had in mind.

Questions and Answers:

Male 1:

Hi. I noticed a lot of the media are now saying that there’s a pretty good chance that the merger is going to go through, but they’re also saying that there are going to be some conditions attached, probably having to do with spectrum. Have we given any thought to that? And if so, what?

Michel Combes:

For the time being, let’s say, we believe that we have a compelling case by bringing the two companies together. And we strongly believe that all the assets combined will help us to deliver this company which has been presented to you by John and Marcelo on different occasions. So we expect that we will be able to convince everyone that it’s the way it should move forward so just combining the assets as they are of the two companies together.

. . .

Deeanne King (Chief Human Resources Officer):

And obviously with the pending merge, lots of change going on in our environment like when is the right time? So we owe you an answer and we’ll get back to you here very shortly.

. . .

Michel Combes:

So super important that you really give your ideas in order to make sure that we get it the way you want you. I take the questions screen, what happens to the Reston offices if the merger is approved? I mean, Reston offices are really the heart of our digital fight and battle and I expect that we will bring those capabilities to T-MO because I guess that Sprint is much more advanced than T-MO in that field. So I can tell you that I believe Reston will be very busy moving forward in the new company if we merge.

. . .

Any other question in the room? There was one question which was important, can you go to the bottom of this? I don’t know whether someone is, go down. There are too many questions now so I am lost. Ah no, this one, this one. Please address the report that Sprint can’t make it without the merger. And I guess it was a little bit also that you did too by John earlier on. So you have seen in the press different type of reports on what would happen with Sprint if the merger was not to come and there were also some very gloomy remarks which were done on where Sprint stands for the time being. I guess that we have all to understand that we are in industry where scale matters. And we have done a tremendous job in the past few years. I mean, the turnaround which has been delivered by Sprint is just amazing. So if we compare Sprint today to Sprint five years ago no doubt that Sprint has made tremendous progress. But it’s clear as well that if we compare Sprint to AT&T and Verizon we are still lacking scale, meaning at the end of the day, we will have more difficulties in order to continue to invest and to be very aggressive on our pricing and offers moving forward if we were to do nothing. So merging with T-MO would help us to achieve scale and it will give us the ability to really compete head to head with AT&T and Verizon because we’ll have the same type of size and we’ll have the same type of resources, skills and capabilities. And with what John has told us, on top of that we’ll have the best network. So that’s the reason why we’ll be so well positioned. If, let’s say, this merger was not going to happen, we have of course let’s say, we will still have our spectrum, we still have lots of skills and capabilities within the company. We’ll have to revisit a little bit our strategy to prioritize our investments, we’ll not be able probably to do both at the same stage, investing in the network as well as being the most aggressive player in the marketplace. But of course there will be a way forward leveraging the assets which are ours and playing the type of game which will be more niche game rather than a full game with AT&T and Verizon, but I can promise you that even as a standalone there is a future for this company. Obviously when we are speaking with, let’s say, all the stakeholders inside and outside we have to balance both and there is no debate in our minds that the merge is by far, would be by far the best outcome for the company. So I just wanted to take this one because I know that on different occasions this was raised by some of you.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 was declared effective by the SEC on October 29, 2018, and T-Mobile and Sprint commenced mailing the joint consent solicitation statement/prospectus to their respective stockholders on October 29, 2018. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint consent solicitation statement/prospectus. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following communication was made available by Michel Combes, Chief Executive Officer of Sprint, on Twitter:

Tweet: The U.S. HAS to be a leader in #5G, and needs support from the government. @Sprint’s pending merger with @TMobile will build a robust #5G network for all. [Key Info: sprint.co/2Qob1Ko ]

https://morningconsult.com/opinions/how-the-federal-government-can-help-make-a-5g-reality/?spredfast-trk-id=sf201447689

OPINION

How the Federal Government Can Help Make a 5G Reality

BY JAYNE STANCAVAGE

November 2, 2018

Over the upcoming months, the Federal Communications Commission is set to rule on a number of proposals that will have a huge impact on whether the United States maintains its position as a leading force in technology innovation.

At issue are proposals under consideration by the FCC over the future of fifth-generation wireless technology in the United States, with its promise of radically changing industries by enabling new and emerging uses that have the potential to spur another major economic growth spurt, as we saw with 4G and the emergence of the app-based economy. Companies such as Uber and Airbnb may not have been possible without the capabilities 4G provided.

5G will one day be powerful enough to enable smart factories and real-time virtual reality, yet practical enough to provide wired home broadband.

If the United States succeeds in being one of the first countries to roll out 5G, it will help safeguard our current leadership position in the telecommunications and internet industry and assist other industries in growing. In fact, 5G has the potential to provide 2.2 million jobs and nearly a half trillion-dollar boost to the U.S. economy.

With 5G, first-to-market advantage matters. As a recent report from Deloitte pointed out, “[b]eing first to LTE afforded the United States macroeconomic benefits as it became a test bed for innovative mobile, social, and streaming applications. Being first to 5G has even greater and sustained benefits to our national economy given the network effects.”

One reason why staking out a leadership position in 5G is so important is that it is much more than just the next generation of wireless technologies.

4G, the technology enabled by most smartphones, was all about speed. But although it will be a hundred times faster than 4G, 5G is about intelligence. Its greater speed and responsiveness will expand beyond computers and phones to encompass the cloud and a whole new universe of devices attached to the network.

But for 5G to meet its promise, wireless companies need action from the FCC to help make their aggressive roll out strategies possible.

First, the FCC must approve its current proposed rule that would reallocate mid-band spectrum for new commercial terrestrial use, such as 5G. Mid-band spectrum is like “Goldilocks” spectrum as it is just right. It offers greater capacity and speed than low-band spectrum and larger coverage areas than high-band spectrum.

This is important because 5G will require more spectrum than 4G. If you think of spectrum as highway and data as cars, more cars on the highway require more lanes to handle the traffic, thereby avoiding bottlenecks.

By approving use of mid-band spectrum, the FCC will allow more devices to connect to the internet and the data to move faster for more users. This promises to open the flood gates of development of a new range of mobile broadband experiences – from virtual and augmented reality gaming to 3D mobile video and more.

Next, the federal government must realize that 5G will be a game changer and encourage federal agencies to facilitate its roll out. For example, as companies roll out wearable devices that monitor various medical conditions, the Food and Drug Administration should move quickly to facilitate the benefits to consumers. Last week’s Presidential Memorandum recognized the importance of establishing a national spectrum strategy: the crucial step will be to transform this strategy into expeditious action to enable 5G.

5G offers unlimited opportunities. If the federal government can quickly put in place the right policies, it will unleash the power of 5G. And that will benefit companies and consumers alike.

Jayne Stancavage is executive director of the communications policy, government and policy group at Intel.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 was declared effective by the SEC on October 29, 2018, and T-Mobile and Sprint commenced mailing the joint consent solicitation statement/prospectus to their respective stockholders on October 29, 2018. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint consent solicitation statement/prospectus. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.